SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

iPass Inc.

(Name of Issuer)

Common Shares, $.001 Par Value

(Title of Class of Securities)

42621V108

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42621V108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Shamrock Activist Value Fund III, L.P. – 11-3768779
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

529,043 Common Shares*
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

529,043 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

529,043 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.82%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 42621V108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Shamrock Activist Value Fund II, L.P. – 55-0908199
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,032,781 Common Shares*
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

3,032,781 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,032,781 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.67%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 42621V108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Shamrock Activist Value Fund, L.P. – 35-2239069
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

5,566,126 Common Shares*
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

5,566,126 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,566,126 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.57%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 42621V108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Shamrock Activist Value Fund GP, L.L.C. –37-1497874
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

9,127,950 Common Shares*
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

9,127,950 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,127,950 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.06%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 42621V108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Shamrock Partners Activist Value Fund, L.L.C. – 87-0733755
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

9,127,950 Common Shares*
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

9,127,950 Common Shares*
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,127,950 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.06%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

*	See Item 5 hereof

INTRODUCTION

This statement amends the amended Schedule 13D (the “Amended Schedule 13D”) filed on May 23, 2005, as amended on August 5, 2005, November 9, 2005, February 6, 2006, May 16, 2006 and June 26, 2006, by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Delaware limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and collectively with SAVF, SAVF II, SAVF III and the General Partner, the “Reporting Persons”), with respect to Common Shares, $.001 par value per share (“Common Shares”), of iPass Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 6 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Amended Schedule 13D.

1. ITEM 2 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 2. Identity and Background.

(a)-(f). The business address of each of the persons listed below is 4444 Lakeside Drive, Burbank, California 91505. The names and principal occupations or employments of the directors, executive officers and controlling persons of the Shamrock Activist Value Fund, the General Partner, Shamrock Partners, SHOC and SHI are as follows:

Name	Principal Occupation Or Employment
Roy E. Disney	Chairman of the Board of Directors of SHI and SHOC. Chairman of the Board of Directors of Shamrock Capital Advisors, Inc., a Delaware corporation (“SCA”) (a closely-held corporation which provides management and consulting services, principally to SHOC and investment partnerships organized by SHOC, including businesses in which such partnerships invest). The principal executive office of SCA is 4444 Lakeside Drive, Burbank, CA 91505.

Patricia A. Disney	Vice Chairman of the Board of Directors of SHI, SHOC and SCA.

Roy Patrick Disney	Director of SHI; investor.

Susan Disney Lord	Director of SHI; investor.

Abigail E. Disney	Vice Chairman of the Board of Directors of SHI; investor.

Timothy J. Disney	Director of SHI; investor.

Stanley P. Gold	Director and President of SHI and SHOC. Director, President and Managing Director of SCA. Managing Member and President of Shamrock Partners.

Michael J. McConnell	Managing Director of SCA; Vice President of SHOC and Shamrock Partners.

Eugene I. Krieger	Vice Chairman of the Board of Directors and Chief Operating Officer of SHI. Vice Chairman of the Board of Directors of SCA. Vice President of SHOC.

Robert G. Moskowitz	Executive Vice President of SHI and SHOC; Managing Director of SCA.

Gregory S. Martin	Chief Financial Officer and Treasurer of SHOC, SHI, SCA and Shamrock Partners.

All of the persons listed above are citizens and residents of the United States.

During the last five years, none of the Reporting Persons or, to the Reporting Persons’ best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2. ITEM 3 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 3. Source and Amount of Funds or Other Consideration.

The total amount of funds used by SAVF II to purchase the 567,349 Common Shares acquired by it since June 26, 2006 (the date of the filing of Amendment No. 5 to the Amended Schedule 13D) was $2,843,176 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF II.

The total amount of funds used by SAVF III to purchase the 99,301 Common Shares acquired by it since June 26, 2006 (the date of the filing of Amendment No. 5 to the Amended Schedule 13D) was $497,637 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF III.

3. ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 5. Interests in Securities of the Issuer.

(a), (b) SAVF, SAVF II and SAVF III are controlled by the General Partner. As a result, each of SAVF, SAVF II and SAVF III may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the shares beneficially owned for such purposes by the other.

SAVF III is the owner of 529,043 Common Shares, which represents approximately .82% of the issued and outstanding Common Shares. SAVF II is the owner of 3,032,781 Common Shares, which represents approximately 4.67% of the issued and outstanding Common Shares. SAVF is the owner of 5,566,126 Common Shares, which represents approximately 8.57% of the issued and outstanding Common Shares. Accordingly, the Shamrock Activist Value Fund owns 9,127,950 Common Shares, which represents approximately 14.06% of the issued and outstanding Common Shares.

As the general partner of SAVF, SAVF II and SAVF III the General Partner may be deemed to beneficially own the 9,127,950 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 14.06% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 9,127,950 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 14.06% of the issued and outstanding Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 9,127,950 Common Shares owned by the Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Common Shares. Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 9,127,950 Common Shares owned by the Shamrock Activist Value Fund, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2.

The percentages set forth in this response to Items 5(a) and 5(b) assumes that 64,931,164 Common Shares were outstanding, as represented by the Company as of April 30, 2006 in its 10-Q/A filed with the Securities and Exchange Commission on May 11, 2006.

(c) In the sixty (60) days prior to the date hereof, SAVF III acquired 99,301 Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 12 and incorporated herein by reference. All such transactions were effected in the open market on the NASDAQ National Market.

In the sixty (60) days prior to the date hereof, SAVF II acquired 567,349 Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 12 and incorporated herein by reference. All such transactions were effected in the open market on the NASDAQ National Market.

Except as set forth herein, or in the Amended Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in response to Item 2, beneficially owns any Common Shares or has effected any transactions in Common Shares during the preceding 60 days.

(d) Not applicable.

(e) Not applicable.

4. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7. Material to be Filed as Exhibits.

Document
Exhibit 12	—	Schedule of Transactions

Exhibit 13	—	Joint Filing Agreement, dated February 6, 2006, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2006

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its
general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its
general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

Exhibit Index

Document
Exhibit 12	—	Schedule of Transactions

Exhibit 13	—	Joint Filing Agreement, dated February 6, 2006, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.